October 7, 2014	Frank J. Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	Fifth Street Asset Management Inc.
Registration Statement on Form S-1
File No. 333-198613

Dear Ms. Hayes:

On behalf of Fifth Street Asset Management Inc. (the “Company”), we are submitting this letter in order to provide further clarification regarding our previous letter dated October 6, 2014 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement of the Company initially filed with the Commission on Form S-1 (File No. 333-198613) on September 8, 2014, as amended (the “Registration Statement”).

The Company is supplementally providing in Annex A select updated pages from the “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Information” sections and the historical financial statements of the Registration Statement. The attached supplemental materials contain financially sensitive information and the assumed offering price, number of shares to be offered and related information are subject to change based upon market conditions, Company performance and other factors.

Summary of Updated Disclosures

•	The Company has added disclosure in pro forma adjustment (g) on page 63 of the Registration Statement in order to further explain the impact of the vesting of Holding LP Interests on non-controlling interests in Fifth Street Asset Management.

•	The Company has presented a breakout of the Non-controlling interests in Combined Fund line item in the capitalization table on page 54 of the Registration Statement, the unaudited condensed combined pro forma statement of financial condition as of June 30, 2014 on page 60 of the Registration Statement and in the pro forma column for the Fifth Street Management Group Combined Statements of Financial Condition on page F-28 of the Registration Statement.

•	The Company has clarified in pro forma adjustment (b) on page 62 of the Registration Statement that the approximately $14.0 million of distributions already paid to the previous members of Fifth Street Management has been paid using cash generated from operations.

•	The Company has adjusted its reconciliation on page 71 of the Registration Statement of Adjusted Net Income on a pro forma and as adjusted basis as the reconciliation as originally prepared presented the starting point using an amount that was not easily derived from the pro forma condensed combined statements of income. The Company also corrected a transposition and rounding error in the June 30, 2014 information.

Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	Leonard M. Tannenbaum, Fifth Street Asset Management Inc.
Bernard D. Berman, Fifth Street Asset Management Inc.
Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

ANNEX A